

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 1, 2010

By U.S. Mail and facsimile to (310) 405-8950

Brett White
Chief Executive Officer
CB Richard Ellis Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California

> **Re: CB Richard Ellis Group, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File No. 001-32205**
> **Definitive Proxy on Schedule 14A filed on April, 19, 2010**

Dear Mr. White:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief